Exhibit 1.01

Conflict Minerals Report
For the Year Ended December 31, 2014

Based on the results of the Company’s RCOI, the Company has determined that, with respect to certain necessary 3TG minerals in its Reported Products, while it does not have a specific reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products, including certain types of apparel, footwear, handbags, travel goods, fashion accessories and housewares containing metallic components such as zippers, buttons, hooks & eyes, rivets, buckles, clasps, grommets, eyelets, and other small parts incorporated into the finished products that may contain 3TG minerals, may have originated in the DRC, the RCOI has not been able to rule out the possibility.

In accordance with the Rule, the report presented herein has not been subject to an independent private sector audit.

Due Diligence Process for the Reported Products

The Company’s due diligence measures have been designed to conform, in all material respects, with the framework in The OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The Company’s conflict minerals due diligence process includes establishment of governance structures with cross-functional team members from each of the Company’s operating groups and corporate executives; communication to, and engagement of, suppliers; due diligence compliance process and measurement; and record keeping.

Management Systems. Each of the Company’s operating groups has implemented a code of conduct program applicable to vendors that it purchases goods from, which includes provisions related to abiding by applicable laws as well as compliance with other business ethics, including related human rights, health, safety, working conditions, environmental and other requirements. The Company requires that each of its vendors and licensees comply with the applicable code of conduct or substantially similar compliance standards.

Internal Teams. At the direction of the Company’s Chief Executive Officer and President, the Company’s Vice President of Operations, with assistance from representatives from the financial reporting and legal departments, acted as the executive conflict minerals program manager, periodically briefing executive management on the results of the Company’s due diligence efforts.

The Company’s Conflict Minerals Team, led by the Company’s Vice President of Operations and comprised of a supply chain operations manager from each of the Company’s operating groups, executed the Company’s conflict minerals due diligence efforts. The supply chain operations managers from each of the Company’s operating groups were responsible for, among other things, working with the procurement and product departments in their respective groups to identify components within the Company’s products that may contain 3TG minerals.

Supplier Engagement. In addition to the Company’s operating group efforts to engage product suppliers, the Company engaged a third party data collection and aggregation partner to assist with the communication, collection, storage and archival of conflict minerals reporting survey data from the Company’s product suppliers.

Risk Assessment. The Company does not have a direct relationship with any 3TG smelters and refiners and, therefore, must rely on its direct suppliers to work with their upstream suppliers in order to provide the best available information about the origin of 3TG in the components incorporated into the Company’s products. The Company’s RCOI utilized a risk-based approach and the Company believes that requesting all of its in-scope Tier 1 suppliers to provide this information represents the reasonable best efforts at present to determine the mines or locations of origin of 3TG in the Company’s supply chain.

Records Retention. As part of the Company’s due diligence compliance process, the Company, with the assistance of its third party data collection and aggregation partner retains relevant documentation in an electronic database.

Third Party Audits. The Company does not have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities that may be within its supply chain. The Company does, however, rely on industry efforts to influence smelters and refineries to get audited and certified through the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program.

Information Concerning Processing Facilities and Country of Origin for the Reported Products

As stated above, the Company determined that, with respect to certain necessary 3TG minerals in its Reported Products, while it did not have a specific reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products, including certain types of apparel, footwear, handbags, travel goods, fashion accessories and housewares containing metallic components such as zippers, buttons, hooks & eyes, rivets, buckles, clasps, grommets, eyelets, and other small parts incorporated into the finished products, may have originated in the DRC, the RCOI was not able to rule out the possibility. The Company exercised due diligence on the source and chain of custody of the conflict minerals believed to be contained in the Reported Products, as required by Rule 13-p1.

Specifically, the Company, through its third party data collection partner and supplier inquiries, attempted to discern further details regarding: (1) the facilities used to process the necessary conflict minerals believed to be contained in the Reported Products; (2) the country of origin of the necessary conflict minerals believed to be contained in the Reported Products; and (3) efforts to determine the mine or location of origin of the necessary conflict minerals believed to be contained in the Reported Products.

Based on the Company’s due diligence, the Company suspects the following non-exhaustive list of smelters as furnishing necessary conflict minerals believed to be contained in the Reported Products:

Smelter Name	Certified Conflict-Free Status
Tin
CNMC (Guangxi) PGMA Co. Ltd.	N/A
Gold
Heraeus Ltd. Hong Kong	LBMA

Based on the information provided to the Company as part of its due diligence process, the countries of origin for the necessary conflict minerals incorporated by the above identified smelters are believed to include China, South Africa, Singapore, Australia, Mozambique, Japan, Taiwan, Thailand, France, Laos, Malaysia, Canada, Germany, Peru, Switzerland and the Philippines.